					Exhibit 12.1

FHLBANK TOPEKA
CALCULATION OF EARNINGS TO FIXED CHARGES
12/31/2012
(Thousands)

	12/31/2012	12/31/2011	12/31/2010	12/31/2009	12/31/2008

Earnings
Income Before Assessments	122,572	97,759	45,701	322,192	38,777
Total Fixed Charges	275,103	315,561	380,135	575,165	1,642,925
Capitalized Interest	-	-	-	-	-

Total Earnings	397,675	413,320	425,836	897,357	1,681,702

Fixed Charges
Interest Expense1	275,103	315,561	380,135	575,165	1,642,925
Capitalized Interest	-	-	-	-	-
Estimated Interest Attributable to Rental Expense 2	-	-	-	-	-

Total Fixed Charges	275,103	315,561	380,135	575,165	1,642,925

Earnings to Fixed Charges Ratio	1.45	1.31	1.12	1.56	1.02

1 For purposes of this calculation the amortization of premium, discount, and capitalized expenses related to indebtedness are included in interest expense and have not been separately displayed in this calculation.
2 The FHLBank has rental expense; however, has not placed an estimated of the interest expense included in rental expense in this calculation as the amount is very minimal.